SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.
CNPJ No. 06.164.253/0001-87
NIRE 35.300.314.441

I.           Date, Time and Place: On March 26, 2024, at 03:00 pm, in a hybrid format, considered to be held at the headquarters of Gol Linhas Aéreas Inteligentes S.A. (the “Company”), at Praça Comandante Linneu Gomes, s/n, Portaria 3, at the Board of Director’s meeting room, Jardim Aeroporto, CEP 04626-020, in the city and state of São Paulo.

II.         Call and Attendance: The call notice was submitted in accordance with Article 19 of the Company's Bylaws, and a majority of the members of the Board of Directors attended the meeting.

III.	Presiding Board: Chairman: Mr. Constantino de Oliveira Junior; Secretary: Mrs. Renata Domingues da Fonseca Guinesi.

IV.	Agenda: Deliberate on: (i) the increase of the Company's share capital, within the limit of authorized capital, as a result of the exercise of stock options by participants of the Stock Option Plan approved at the Extraordinary General Meeting of the Company on October 7, 2020 ("Plan" and "SOP Capital Increase", respectively); (ii) the consequent amendment, ad referendum of the Company's General Meeting, of the article 5th header of the Bylaws; (iii) the approval of the Company's Code of Ethics and Conduct Manual; and (iv) the approval and ratification of all actions taken by the Company's Management related to the matters on this agenda.

V.	Resolution: Once the meeting was convened, after the analysis and discussion of the matters on the agenda, the attending Directors unanimously and without reservations approved the following:

(i)          The SOP Capital Increase, within the limit of authorized capital, in the total amount of R$ 2,918,462.54 (two million nine hundred and eighteen thousand four hundred sixty-two reais and fifty-four cents), through the issuance of 1,113,917 (one million one hundred thirteen thousand nine hundred and seventeen) preferred shares, nominative, book-entry, and without par value by the Company, at the issue price of R$ 2.62 per share, resulting in the Company's share capital being R$ 4,202,543,932.30 (four billion two hundred two million five hundred forty-three thousand nine hundred thirty-two reais and thirty cents), divided into 2,863,682,500 (two billion eight hundred sixty-three million six hundred eighty-two thousand five hundred) ordinary shares and 338,594,335 (three hundred thirty-eight million five hundred ninety-four thousand three hundred thirty-five) preferred shares, all nominative, book-entry, and without par value. The preferred shares hereby issued are identical to the existing preferred shares and, therefore, will be entitled to the same rights attributed to the other preferred shares issued by the Company. In accordance with Article 171, paragraph 3 of Law No. 6,404, of December 15, 1976, as amended ("Corporations Law"), the current shareholders of the Company will not have preferential rights to subscribe to the shares issued under the SOP Capital Increase.

(ii)         Due to the deliberation (i) above approved, the amendment of the header of Article 5 of the Company's Bylaws, ad referendum of the Company's General Meeting, which will be in effect with the following wording:

"Article 5 - The Share Capital, fully subscribed and paid-in, is R$ 4,202,543,932.30 (four billion two hundred two million five hundred forty-three thousand nine hundred thirty-two reais and thirty cents), divided into 3,202,276,835 (three billion two hundred two million two hundred seventy-six thousand eight hundred thirty-five) shares, of which 2,863,682,500 (two billion eight hundred sixty-three million six hundred eighty-two thousand five hundred) are ordinary shares and 338,594,335 (three hundred thirty-eight million five hundred ninety-four thousand three hundred thirty-five) are preferred shares, all nominative, book-entry, and without par value."

(iii)	The Company's Code of Ethics and Conduct Manual, replacing the Code of Ethics and Conduct previously in effect, which will come into effect as of this date and are filed with the CVM and available on the Company's Investor Relations website https://ri.voegol.com.br/esg/estatuto-e-politicas/.

(iv)	The approval and ratification of all acts carried out by the Company's Management for the implementation of the resolutions taken in the above items.

VI.        Signatures: As there was nothing further to discuss, the meeting was closed for drawing up these minutes, which were read, approved and signed by the attending members of the Board of Directors. The Board members present also signed a faithful version of these minutes in English (free translation), which will remain archived at the Company's headquarters. Signatures: Board: President: Constantino de Oliveira Junior; Secretary: Renata Domingues da Fonseca Guinesi; e Member of the Board of Directors: Constantino de Oliveira Junior, Ricardo Constantino, Germán Pasquale Quiroga Vilardo, Philipp Michael Schiemer, Paul Stewart Aronzon e Timothy Robert Coleman

São Paulo/SP, March 26, 2024.

Presiding Board:

Constantino de Oliveira Junior President	Renata Domingues da Fonseca Guinesi Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer